UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bank of America 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

Financial Statements and Report of

Independent Registered Public Accounting Firm

The Bank of America 401(k) Plan

December 31, 2018 and 2017

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

The Bank of America 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Bank of America 401(k) Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The schedule of assets as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Morris Davis Chan & Tan LLP

We have served as the Plan’s auditor since 2000.

Charlotte, North Carolina

June 17, 2019

The Bank of America 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017

	2018	2017
Assets
Investments, at fair value (Notes 2 and 5)	$20,878,550,294	$22,545,252,187
Plan interest in the Stable Value Master Trust, at contract value (Note 4)	3,322,167,120	3,154,757,527

Total investments	24,200,717,414	25,700,009,714
Accrued dividends and interest receivable	824,498	964,771
Employer contribution receivable	450,775,097	331,771,828
Participant contribution receivable	17,938,054	24,100,201
Participant notes receivable (Notes 1 and 2)	536,991,888	494,310,159
Transfer due from Merrill Lynch & Co. Inc. 401(k) Savings & Investment Plan (Note 11)	10,777,266,135	—
Due from broker for securities sold	70,000	—
Other receivable	3,765,167	6,019,600

Total assets	35,988,348,253	26,557,176,273

Liabilities
Due to broker for securities purchased	70,270	26,325
Other payable	918,126	608,132

Total liabilities	988,396	634,457

Net assets available for benefits	$35,987,359,857	$26,556,541,816

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

Additions to net assets available for benefits attributed to:
Investment income (loss)
Net depreciation in fair value of investments	$(1,988,317,825)
Investment income from mutual funds	343,631,695
Interest and dividends	77,763,497

Total non-Master Trust investment loss	(1,566,922,633)
Plan interest in the Stable Value Master Trust investment income	72,801,324

Total investment loss	(1,494,121,309)

Contributions (Note 1)
Participant	945,316,253
Employer	933,618,017
Rollover	89,313,558

Total contributions	1,968,247,828

Interest income on participant notes receivable	24,997,595

Other income	10,638,814

Total additions	509,762,928

Deductions from net assets available for benefits attributed to:
Benefits paid to plan participants	1,851,723,904
Trustee and administrative fees (Note 2)	4,487,118

Total deductions	1,856,211,022

Transfer from Merrill Lynch & Co. Inc. 401(k) Savings & Investment Plan (Note 11)	10,777,266,135

Net increase	9,430,818,041
Net assets available for benefits
Beginning of year	26,556,541,816

End of year	$35,987,359,857

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

1.	Description of the Plan

The following description of The Bank of America 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and any supplements thereto for a more complete description of applicable Plan provisions. Other Plan provisions may also apply to participants from predecessor plans assumed by Bank of America Corporation (the Corporation) and merged into the Plan.

Plan Sponsor and Participating Employers

The Corporation is the Plan Sponsor. Participating employers in the Plan include the Corporation and certain of the Corporation’s principal subsidiaries.

Plan Administrator

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Compensation and Benefits Committee of the Corporation delegated to the Global Human Resources Executive of the Corporation the authority to select members of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder and to delegate responsibilities.

Plan Trustee

Bank of America, N.A. (BANA) is the Plan Trustee.

General

The Plan is a defined contribution plan for employees of the Corporation and participating subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Full-time, part-time and temporary employees paid by US payroll are eligible to participate in the Plan after hire.

The Plan has an automatic enrollment feature for newly-hired employees with a default elective deferral rate of 3% of covered compensation with automatic annual increases of 1% up to a ceiling of 5% subject to a 45-day opt-out election.

Participant Contributions

All employees covered by the Plan are eligible to make pre-tax and Roth (after-tax) contributions as soon as administratively practical after employment commences. Each participant may elect to make pre-tax and Roth (after-tax) contributions to the Plan through payroll deductions from 1% to 75% of such participant’s eligible compensation (as defined in the Plan document) for each pay period.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

1.	Description of the Plan (Continued)

Participant Contributions (Continued)

In accordance with federal law, 2018 annual pre-tax and/or Roth (after tax) contributions were limited to $18,500 for participants. Additional 2018 contributions of $6,000 were permitted for participants over age 50.

Employer Contributions

All employees covered by the Plan are eligible to receive company matching contributions and an annual company contribution after completing 12 months of service. Any pre-tax and/or Roth (after-tax) contributions made prior to completing 12 months of service are not eligible for the company matching contribution. The company matching contribution is calculated and allocated to the participant’s account on a pay period basis beginning the first of the month after the participant earns 12 months of vesting service and is equal to the first 5% of plan-eligible compensation contributed by the participant for the pay period. The company matching contribution is made in cash and directed to the same investment choices as the pre-tax and/or Roth (after-tax) contributions. An end of year “true-up” matching contribution is also provided.

The Corporation also provides an annual company contribution equal to 2% (3% if the participant has at least 10 years of vesting service) of the participant’s eligible compensation, subject to the Plan’s applicable compensation limit, beginning the first of the month after the participant earns 12 months of vesting service.

Effective January 1, 2018, the employee welcome contribution was no longer offered to newly-hired employees.

Employer contributions are made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Corporation was $933,618,017 for 2018.

Payment of Benefits

While still in service, participants may generally withdraw employee and employer vested contributions as follows:

(1)	Employee contributions may be withdrawn in the case of financial hardship within the meaning of Section 401(k) of the Internal Revenue Code (IRC), disability or after age 59 1⁄2;

(2)	Company matching contributions for 2005 and later plan years may be withdrawn in the case of disability or after age 59 1⁄2; and

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

1.	Description of the Plan (Continued)

Payment of Benefits (Continued)

(3)	Company matching contributions for pre-2005 plan years may be withdrawn in the case of financial hardship (as referenced above), disability, after 5 years of Plan participation, or after age 59 1⁄2.

Participants who take a financial hardship distribution are not permitted to make contributions during the 6-month period beginning on the date of such distribution.

Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump sum. The form of payment is cash, except to the extent that the participant elects to have the portion of his/her account invested in the Bank of America Corporation Common Stock Fund distributed in shares of Bank of America Corporation common stock. A participant or a beneficiary may receive distributions under one of several options. The options are as follows: a lump-sum distribution of cash and/or shares of Bank of America Corporation common stock, transfer to an individual retirement account or other brokerage account, or, in the event of a disability or for a participant who meets the Rule of 60, a participant may receive a withdrawal in the form of a single lump sum or in quarterly or annual installments for up to 15 years. The Plan provides other payment methods for certain participants in predecessor plans merged with the Plan.

Vesting of Benefits

Each participant is 100% vested in the participant’s pre-tax, Roth (after-tax) and rollover contributions to the Plan and company matching and welcome contributions as well as earnings thereon.

The annual company contribution, including earnings thereon, is fully vested after completion of 36 months of vesting service (with accelerated vesting upon the attainment of normal retirement age or in the event of retirement, severance, divestiture or death) and is forfeited if a participant terminates employment prior to completing such vesting service requirement.

Participant Accounts

Each participant’s account is credited with the allocation of the participant’s pre-tax, Roth (after-tax) rollover, company matching, annual company and welcome contributions. Earnings for all funds are allocated to a participant’s account on a daily basis based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts paid directly to them in cash or reinvested in the Plan. Interest on participant notes receivable is credited to the accounts of the participant making the payment.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

1.	Description of the Plan (Continued)

Participant Notes Receivable

Generally, active participants in the Plan are eligible for loans from the Plan. A maximum of two outstanding loans is permitted at any time. Interest rates on loans are generally calculated based on the prime rate as published by Reuters on the last business day of the month prior to the month the loan was obtained. Interest rates on the loans are fixed. General purpose loans have a term of 1 to 5 years and principal residence loans have a term of 1 to 15 years. The maximum loan amount that may be obtained is the lesser of (a) 50% of the participant’s vested account balance reduced by any outstanding loan balance or (b) $50,000 reduced by the highest outstanding balance of loans under the Plan and under any tax-qualified plans maintained by affiliates during the 12-month period ending on the day before the loan was made.

Each loan bears an interest rate equal to the prime rate plus 1% and is fixed for the life of the loan. Interest rates ranged from 4.25% to 11.50% for loans held by the Plan as of December 31, 2018 and 2017.

Investment Alternatives

The Plan provides participants with a total of 31 investment alternatives as of December 31, 2018. Investment alternatives include 8 mutual funds, 21 collective investment funds (including 10 LifePath Index funds), a Stable Value Fund and the Bank of America Corporation Common Stock Fund (invests primarily in the Corporation’s common stock).

Participants may elect to modify existing investment allocations on a periodic basis subject to the provisions of the Plan.

The Plan also includes a Segregated Fund that is not available for additional participant investments. The Segregated Fund consists of the segregated investments and accounts of certain participants of the former NationsBank Texas Plan.

2.	Summary of Significant Accounting Policies

Accounting Pronouncement Adopted

In February 2017, Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2017-06, Plan Accounting—Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (A Consensus of the Emerging Issues Task Force). ASU 2017-06 amended the presentation and disclosure requirements relating to master trusts in accordance with the U.S. generally accepted accounting principles. The amendments are effective for all plan years beginning after December 15, 2018 and are to be applied retrospectively. The Plan’s financial statements are presented to conform to the requirements of ASU 2017-06.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

2.	Summary of Significant Accounting Policies (Continued)

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 5: Fair Value Measurements).

Benefit responsive investment contracts held in the Stable Value Master Trust (Master Trust) are stated at contract value (which represents contributions made under the contract, plus interest less withdrawals and administration expenses) on the Statements of Net Assets Available for Benefits (see Note 4: Interest in the Stable Value Master Trust). Contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Realized gains (losses) on investment transactions are recorded as the difference between proceeds received and cost. Cost is determined on the average cost basis. Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period. Investment securities purchased and sold are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the Plan document.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

2.	Summary of Significant Accounting Policies (Continued)

Plan Expenses

Plan expenses, to the extent not paid by the Plan, are paid by the Corporation. Certain expenses are borne by participants based on their investment selections.

Reclassification

Certain amounts in the prior year notes to financial statements were reclassified to conform to the current year presentation.

3.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

4.	Interest in the Stable Value Master Trust

A portion of the Plan’s investments is in the Master Trust. The Master Trust provides a single collective investment vehicle for the Stable Value Fund investment option of the Plan, The Bank of America Transferred Savings Account Plan and the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (Merrill Plan) (collectively known as Participating Plans).

The assets of the Master Trust are held by BANA, as Trustee, and the portfolio is managed by an unaffiliated investment advisor, BNY Mellon Asset Management North America (BNY Mellon). BNY Mellon was formed on January 31, 2018 with Standish Mellon Asset Management combining with the Boston Company Asset Management and Mellon Capital Management. Each Participating Plan owns an undivided interest in the Master Trust.

The terms of the underlying investment contracts in the Stable Value Fund are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment.

The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

4.	Interest in the Stable Value Master Trust (Continued)

The following tables present the Master Trust net assets and the Plan interest in the Master Trust net assets at contract value as of December 31, 2018 and 2017:

	Net Assets as of December 31, 2018
	Master Trust	Plan Interest in Master Trust
Short-term investment fund	$294,928,846	$197,377,624
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	498,681,789	333,736,859
Constant duration synthetic guaranteed investment contracts	3,642,819,392	2,437,913,571
Insurance company separate account guaranteed investment contracts	527,993,191	353,353,166

	4,964,423,218	3,322,381,220
Accrued expenses	(319,916)	(214,100)

Net assets	$4,964,103,302	$3,322,167,120

	Net Assets as of December 31, 2017
	Master Trust	Plan Interest in Master Trust
Short-term investment fund	$177,464,252	$117,741,311
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	504,400,275	334,651,902
Constant duration synthetic guaranteed investment contracts	3,557,796,841	2,360,473,497
Insurance company separate account guaranteed investment contracts	515,628,562	342,101,477

	4,755,289,930	3,154,968,187
Accrued expenses	(317,516)	(210,660)

Net assets	$4,754,972,414	$3,154,757,527

The following table presents net investment income for the Master Trust for the year ended December 31, 2018:

Interest	$109,861,217
Other income	1,693

Net investment income	109,862,910
Net transfers	100,530,175
Investment management and other expenses	(1,262,197)

Increase in net assets	209,130,888
Net assets:
Beginning of year	4,754,972,414

End of year	$4,964,103,302

Plan interest in the Stable Value Master Trust investment income	$72,801,324

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

4.	Interest in the Stable Value Master Trust (Continued)

The Stable Value Fund generally consists of short-term investment funds and guaranteed investment contracts (GICs). The corresponding valuation methodologies are as follows:

Short-Term Investment Funds

Short-term investment funds represent the Stable Value Fund’s cash balance which is valued at amortized cost.

Fixed Maturity Synthetic Guaranteed Investment Contracts

Fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the Participating Plans and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the assets and assures that benefit responsive payments will be made at book value for participant directed withdrawals. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the Participating Plans and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that benefit responsive payments will be made at book value for participant directed withdrawals. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is funded.

Insurance Company Separate Account Guaranteed Investment Contracts

Insurance company separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

•	Employer-initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the fund;

•	Employer communications designed to induce participants to transfer from the fund;

•	Competing fund transfer or violation of equity wash or equivalent rules in place; and

•	Changes of qualification status of the plan.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

4.	Interest in the Stable Value Master Trust (Continued)

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, if there is a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. Issuers may also make payment at a value other than book when withdrawals are caused by certain employer-initiated events.

All contracts are benefit responsive unless otherwise noted.

5.	Fair Value Measurements

Accounting Standards Codification (ASC) 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability; and
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

5.	Fair Value Measurements (Continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

•	Money market funds and interest bearing cash are valued at cost, which approximates fair value.

•	U.S. government and government agency obligations and common and preferred stocks are valued at the closing price reported on the active market on which the securities are traded.

•	Asset-backed securities are valued using the external broker bids, where applicable.

•	Mutual funds are valued at the net asset value of shares held by the Plan at year end.

•

Collective investment funds are stated at fair value as determined by the issuers based on the unit values of the funds. Unit values are determined by dividing the funds’ net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date.

There have been no changes in the methodologies used as of December 31, 2018 and 2017.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

5.	Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s non-Master Trust investments at fair value as of December 31, 2018 and 2017:

	Investments at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Money market funds and interest bearing cash	$104,130,154	$316,948	$—	$104,447,102
U.S. government and government agency obligations	490,118	—	—	490,118
Asset-backed securities	—	2,708	—	2,708
Mutual funds	5,153,035,866	—	—	5,153,035,866
Collective investment funds	—	12,176,956,460	—	12,176,956,460
Common and preferred stocks	3,443,618,040	—	—	3,443,618,040

Total non-Master Trust investments	$8,701,274,178	$12,177,276,116	$—	$20,878,550,294

	Investments at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Money market funds and interest bearing cash	$74,812,133	$611,948	$—	$75,424,081
U.S. government and government agency obligations	495,800	—	—	495,800
Asset-backed securities	—	5,606	—	5,606
Mutual funds	5,236,951,413	—	—	5,236,951,413
Collective investment funds	—	12,989,529,187	—	12,989,529,187
Common and preferred stocks	4,242,846,100	—	—	4,242,846,100

Total non-Master Trust investments	$9,555,105,446	$12,990,146,741	$—	$22,545,252,187

Transfers Between Levels

The Plan recognizes any transfers between levels in the fair value hierarchy as of the end of the reporting period. There were no transfers between levels for the year ended December 31, 2018.

6.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and no further allocations shall be made.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

7.	Related Party Transactions

As of December 31, 2018 and 2017, the Plan held investments in Bank of America Corporation common stock totaling $3,443,395,697 and $4,242,578,504, respectively. The Plan earned dividends thereon of $76,151,676 for the year ended December 31, 2018.

Merrill Lynch, Pierce, Fenner and Smith, Inc. (MLPFS), a subsidiary of the Corporation, performs administrative services for the Plan. The Plan paid direct expenses to MLPFS totaling $3,635,788 for the year ended December 31, 2018.

The Plan paid direct expenses to BANA totaling $252,002 for the year ended December 31, 2018.

8.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2018	2017
Net assets available for benefits per the financial statements	$35,987,359,857	$26,556,541,816
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(72,561,266)	(5,491,013)
Benefit obligations payable	(2,139,980)	(2,734,136)

Net assets available for benefits per Form 5500	$35,912,658,611	$26,548,316,667

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

8.	Reconciliation to Form 5500 (Continued)

The following is a reconciliation of total income per the financial statements to the Form 5500 for the year ended December 31, 2018:

Total Plan interest in the Stable Value Master Trust investment income per the financial statements	$72,801,324
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
End of year	(72,561,266)
Beginning of year	5,491,013

Total Plan interest in the Stable Value Master Trust investment income per Form 5500	$5,731,071

The following is a reconciliation of benefits paid to plan participants per the financial statements to the Form 5500 for the year ended December 31, 2018:

Benefits paid to plan participants per the financial statements	$1,851,723,904
Add: Benefit obligations payable at end of year	2,139,980
Less: Benefit obligations payable at beginning of year	(2,734,136)

Benefits paid to plan participants per Form 5500	$1,851,129,748

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

9.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Corporation by letter dated April 8, 2015 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended and restated since receiving this determination letter.

Currently, the 2014 to 2017 plan years are under a periodic review by the U.S. Department of Labor. The Plan administrator expects that no issues will be identified as a result of the review. Additionally, the Plan administrator believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the IRC and, therefore, is qualified and the related trust is tax exempt.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

9.	Federal Income Tax Status (Continued)

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the trustee, until the participating employee’s account is distributed.

10.	Litigation

The Plan was the subject of litigation involving certain participants’ voluntary transfer of Plan assets to the Pension Plan and whether such transfers were in accordance with applicable law. This litigation concluded in February 2019 with plaintiffs exhausting all appeals. No remedy was received by plaintiffs.

11.	Plan Merger

Effective December 31, 2018, the Merrill Plan was merged into the Plan. Total assets transferred to the Plan as of December 31, 2018 were $10,777,266,135.

12.	Subsequent Events

In preparing the Plan’s financial statements, subsequent events and transactions have been evaluated for potential recognition. Plan management determined that there are no subsequent events or transactions that require disclosure to or adjustment in the financial statements except as disclosed below:

•	Effective January 1, 2019, the Plan administrator amended and restated the Plan document to reflect the merger of the Merrill Plan with and into the Plan.

•	On January 2, 2019, the BNY Mellon was renamed Mellon Investment Corporation.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No.  003

Schedule H, Line 4i – Schedule of Assets

December 31, 2018

(a)	(b)	(c)		(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares / Units	Current Value
	Money market and interest bearing cash
*	BOFA	OVERNIGHT DEPOSIT—CUSTODY	4,792	$4,792
	BANK OF DESOTO	CD #10650 INT MO DTD 08/06/14 1.050% DUE 08/06/19	50,000	50,000
	BANK OF DESOTO	CD #13533 INT MO DTD 02/04/15 1.050% DUE 02/04/20	50,000	50,000
	BEAL BANK	CD #7500114802 INT RENVST QRTLY DTD 07/11/18 2.080% DUE 07/11/19	26,948	26,948
	FEDERATED	GOVERNMENT OBLIGATIONS FUND, PREMIER CLASS	2,256	2,256
	FIDELITY	GOVERNMENT PORTFOLIO, INSTITUTIONAL CLASS	104,123,106	104,123,106
	HILLCREST BANK	CD #8310000360 INT SEMI ANNUAL DTD 08/11/15 1.400% DUE 02/11/19	90,000	90,000
	USAA FEDERAL SAVINGS	CD #0005353200 INT MO DTD 01/20/18 0.710% DUE 01/20/19	100,000	100,000

	Total money market and interest bearing cash			104,447,102

	U.S. government and government agency obligations
	UNITED STATES TREAS NT	DTD 08/15/13 2.500% DUE 08/15/23	50,000	49,985
	UNITED STATES TREAS NT	DTD 11/15/16 2.000% DUE 11/15/26	100,000	95,457
	UNITED STATES TREAS NT	DTD 11/15/12 1.625% DUE 11/15/22	100,000	96,809
	UNITED STATES TREAS NT	DTD 08/15/15 2.000% DUE 08/15/25	50,000	48,203
	UNITED STATES TREAS NT	DTD 02/18/14 2.750% DUE 02/15/24	100,000	101,070
	UNITED STATES TREAS NT	DTD 02/15/12 2.000% DUE 02/15/22	100,000	98,594

	Total U.S. government and government agency obligations			490,118

	Asset-backed securities
	GOVERNMENT NATL MTG ASSN	POOL #604740 DTD 11/01/03 5.000% DUE 11/15/33	2,563	2,708

	Total asset-backed securities			2,708

	Mutual funds
	BLACKROCK	GLOBAL ALLOCATION FUND CLASS I SHARES	8,694,071	151,276,843
	COLUMBIA	QUALITY INCOME FUND	1,228	6,596
	DODGE & COX	STOCK FUND	9,474,549	1,637,296,768
	INVESCO VAN KAMPEN	US MORTGAGE FUND CL A SHARES	1,722	19,767
	NICHOLAS FUND INC	NICHOLAS FUND	6,260	353,298
	NORTHERN	GLOBAL SUSTAINABILITY INDEX FUND	3,528,102	43,960,148
	PIMCO	ALL ASSET FUND INSTITUTIONAL SHARES	5,173,888	56,654,072
	PIMCO	TOTAL RETURN FUND INSTITUTIONAL SHARES	15,160,690	150,545,647
	T ROWE PRICE	INSTITUTIONAL LARGE CAP GROWTH FUND	54,026,216	1,928,735,897
	VANGUARD	GNMA FUND INVESTORS SHARES	11,256	115,376
	VANGUARD	INFLATION PROTECTED SECURITIES FUND INSTITUTIONAL SHARES	21,705,899	216,407,817
	VANGUARD	WELLESLEY INCOME FUND INVESTOR SHARES	1,895	46,284
	VANGUARD	WELLINGTON FUND INVESTOR SHARES	15,473	574,352
	VANGUARD	WINDSOR II INVESTOR SHARES	616	19,174
	WESTERN ASSET	CORE BOND PORTFOLIO FUND INSTITUTIONAL CLASS I SHARES	79,069,392	967,018,659
	WESTERN ASSET	HIGH INCOME OPPORTUNITY FUND	1,180	5,168

	Total mutual funds			5,153,035,866

	Collective investment funds
	BLACKROCK	EQUITY DIVIDEND FUND	42,965,283	801,336,893
	BLACKROCK	LIFEPATH INDEX 2020 FUND O CLASS	21,515,486	315,041,363
	BLACKROCK	LIFEPATH INDEX 2025 FUND O CLASS	26,413,684	403,492,802
	BLACKROCK	LIFEPATH INDEX 2030 FUND O CLASS	30,056,982	476,795,412
	BLACKROCK	LIFEPATH INDEX 2035 FUND O CLASS	26,519,496	435,496,270
	BLACKROCK	LIFEPATH INDEX 2040 FUND O CLASS	26,376,806	445,868,260
	BLACKROCK	LIFEPATH INDEX 2045 FUND O CLASS	19,214,782	332,444,174
	BLACKROCK	LIFEPATH INDEX 2050 FUND O CLASS	16,245,028	286,041,471
	BLACKROCK	LIFEPATH INDEX 2055 FUND O CLASS	11,797,678	214,802,208
	BLACKROCK	LIFEPATH INDEX 2060 FUND O CLASS	4,717,196	55,889,813
	BLACKROCK	LIFEPATH INDEX RETIREMENT FUND O CLASS	19,058,446	260,654,552
	BLACKROCK	US FUNDAMENTAL LARGE CAP GROWTH FUND	303,623,724	655,729,301
	FIAM	SMALL/MID CORE FUND II	8,507,024	154,742,774
	HAND BENEFITS & TRUST	QS US SMALL CAP EQUITY COLLECTIVE INVESTMENT FUND	37,228,936	323,147,164
	MFS	INTERNATIONAL GROWTH FUND	75,076,060	1,101,365,796
	STATE STREET	REAL ASSET NL FUND C CLASS	16,356,042	181,601,129
	VANGUARD	INSTITUTIONAL 500 INDEX TRUST	28,400,038	2,884,307,822
	VANGUARD	INSTITUTIONAL EXTENDED MARKET INDEX TRUST	22,619,365	2,130,065,608
	VANGUARD	INSTITUTIONAL TOTAL BOND MARKET INDEX TRUST	2,378,884	238,816,125
	VANGUARD	INSTITUTIONAL TOTAL INTERNATIONAL STOCK MARKET	3,624,276	325,460,028
	WILMINGTON TRUST, N.A.	TEMPLETON INTERNATIONAL EQUITY COLLECTIVE INVESTMENT TRUST	17,404,694	153,857,495

	Total collective investment funds			12,176,956,460

*Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

December 31, 2018

(a)	(b)	(c)		(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares / Units	Current Value
	Common and preferred stocks
	AT&T INC	PREFERRED STOCK	443	$10,273
*	BANK OF AMERICA CORPORATION	COMMON STOCK	139,748,202	3,443,395,697
*	BANK OF AMERICA CORPORATION	PREFERRED STOCK	1,028	25,906
	CITIGROUP INC	COMMON STOCK	100	5,206
	DEUTSCHE BK CONTINGENT CAP TR II	PREFERRED STOCK	860	20,769
	EXXON MOBIL CORP	COMMON STOCK	200	13,638
	INTERNATIONAL BUSINESS MACHS	COMMON STOCK	510	57,972
	NMC INC COM	COMMON STOCK	10,000	1
	OMNISKY CORP	COMMON STOCK	3,500	35
	QWEST CORP	PREFERRED STOCK	800	14,400
	QWEST CORP	PREFERRED STOCK	800	14,992
	WELLS FARGO & CO	PREFERRED STOCK	750	16,508
	WELLS FARGO & CO	PREFERRED STOCK	1,850	42,643

	Total common and preferred stocks			3,443,618,040

	Total non-Master Trust investments			$20,878,550,294

*	Participant loans	INTEREST RATES RANGING FROM 4.25% TO 11.50%		$536,991,888

*Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Bank of America 401(k) Plan

Date: June 20, 2019	/s/ CHERYL LYNN H. COOPER

Senior Vice President Retirement Service Delivery Manager Bank of America Corporation

Exhibit Index

Exhibit No.	Description

23.1	Consent of Morris Davis Chan & Tan LLP, Independent Registered Public Accounting Firm.